January 31, 2005


By U.S. Mail and Facsimile [ (435) 615 - 4780 ]

Mr. William J. Fair
  President and Chief Executive Officer
AMERICAN SKIING COMPANY
136 Heber Avenue, #303
P.O. Box 4552
Park City, Utah  84060

	Re:	American Skiing Company
Annual Report on Form 10-K (fiscal year ended July 25, 2004)
		Quarterly Report on Form 10-Q (quarter ended October 24,
2004)
		File No. 1-13507

Dear Mr. Fair:

	We have reviewed the above referenced filings based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


January 31, 2005

Mr. William J. Fair
American Skiing Company
Page 2


FORM 10-K (Fiscal Year Ended July 25, 2004)

Selected Quarterly Operating Results, page 37

1. We note your disclosure of the adoption of EITF 03-06 and that you have retroactively adjusted reported basic and diluted net income per common share for the third quarters of fiscal 2003 and fiscal 2004.
Supplementally, explain to us in detail how you implemented and applied this EITF in the calculation of basic and net income per common share for each applicable fiscal quarter. Also, explain why no disclosure had been provided in the audited notes to your financial statements, such as within the discussion of "Earnings Per
Share". Was this change disclosed in any previously filed document?
If it was not, please supplementally explain why related disclosures were considered necessary.

Financial Statements

Note 2. Summary of Significant Accounting Principles, page F-8
Cash and Cash Equivalents and Restricted Cash

2. In future filings, clarify that you consider cash equivalents to be those with original maturities of three months or less, rather than those with a remaining maturity of three months or less. See paragraph 8 of SFAS No. 95 "Statement of Cash Flows." Also, with respect to `restricted cash`, reclassify within the statement of cash flows to investing activities in future filings, that portion of restricted cash pertaining to collateral accounts for lenders.
See
paragraph 17 of SFAS No. 95.

Income Taxes

3. In future filings, consideration should be given to providing a tabular reconciliation of any deferred tax assets and liabilities, and valuation allowance to the line items of the financial statements

Recently Issued Accounting Standards

4. You state that, as a result of adopting SFAS 150, approximately $299 million was reclassified to liabilities in the consolidated balance sheet in the first quarter of fiscal 2004. It appears, from page F-23, that the Series C-1 preferred stock is mandatorily redeemable in July 2007. Prior to that date, it is convertible into common stock at a price of $1.25 per share. Given these contractual terms, please supplementally explain how your reclassification was consistent with the guidance in paragraph A9 in Appendix A of SFAS 150.

January 31, 2005

Mr. William J. Fair
American Skiing Company
Page 3


Note 15. Business Segment Information, pages F-29 - F-31

5. You state that the resorts satisfy the aggregation criteria set forth in SFAS 131 because their operations are similar. You evaluate their performance on the same basis of profit or loss from operations, they produce similar margins and they attract the same class of customer. In order to be eligible for aggregation, significant operating segments should sell similar goods and services, created with similar production processes, to similar customers using similar distribution systems in similar regulatory environments. These segments must also have similar economic characteristics and aggregation must be consistent with the objectives and principles of the standard. We believe that the aggregation criteria set forth in paragraph 17 of SFAS 131 present a high hurdle. Please supplementally tell us more about why you believe your material segments should be combined. Provide a detailed explanation of why you believe each one of your material operating segments fulfills each of the requirements referenced above. In this regard, based upon our review of MD&A and of the narrative sections of your filing, it appears that it may be it may be more appropriate to separately present resorts on a regional basis, at a minimum. We also note that certain resorts appear to have golf courses and conference facilities while others do not. There appear to be differences in snow conditions and skier visits appear to vary between regions or resorts. Your activities at the Canyons in Utah appear to be subject to "performance benchmarks" under an agreement with local authorities. Accordingly, your response should provide detailed numerical support for your determination that each of your material operating segments has "similar economic characteristics." We may have further comment upon review of your response.

FORM 10-Q (Quarter Ended October 24, 2004), As Amended

Note 2. Significant Accounting Policies, page 8

Accounting for Variable Interest Entities

6. In future filings, disclose the acquisition price for your 49% interest in SS Associates, LLC, including, if material, an allocation of the purchase price.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

January 31, 2005

Mr. William J. Fair
American Skiing Company
Page 4


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 942-1912, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1995 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

??

??

??

??